2(a)(19)(A)(iv)

4-3-02

02029914

April 3, 2002
Ballard Spahr Andrews & Ingersoll, LLP
~~File No. 132-3~~

NO ACT
P.E 3-8-2002
132-0234

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

This responds to your letter of March 8, 2002 and to various telephone conversations between you and members of the staff of the Division of Investment Management. You have requested that we concur with your view that a person is not an "interested person" as specifically defined in Section 2(a)(19)(A)(iv) of the Investment Company Act of 1940 (the "Act"), of an investment company registered under the Act (a "fund") solely because that person acts as legal counsel for the directors who are not "interested persons" ("independent directors"), as generally defined in Section 2(a)(19)(A) of the Act, of the fund.

Section 2(a)(19)(A)(iv) of the Act defines an interested person of a fund as "any person or partner or employee of any person who at any time since the beginning of the last two completed fiscal years" of such fund "has acted as legal counsel for" the fund. You state that the legislative history of Section 2(a)(19) does not address the issue of whether acting as legal counsel for the independent directors of a fund is the equivalent of acting as legal counsel for the fund. You believe that a person who acts solely as legal counsel for the independent directors of a fund is not also acting as legal counsel for the fund and thus is not an interested person of the fund under Section 2(a)(19)(A)(iv). You note, however, that the Commission recently stated that the interests of a fund, its shareholders and its independent directors are nearly always aligned.[1] You are concerned that this statement should not be interpreted to mean that a person who acts as legal counsel for a fund's independent directors is also acting as the fund's legal counsel.

We agree that a person would not be an interested person of a fund under Section 2(a)(19)(A)(iv) of the Act solely because that person acts as legal counsel for the fund's independent directors. As a matter of policy, however, because of the factual nature of the inquiry, we generally will not respond to any no-action request regarding whether, for purposes of Section 2(a)(19)(A)(iv), a person's activities are limited to acting solely as legal counsel for the independent directors of a fund. In addition, we note that the fact that a fund pays the legal expenses of the independent directors' legal counsel, incurred by the independent directors in their official capacity for the fund, would not, by itself, mean that such counsel is acting as the fund's legal counsel for purposes of Section 2(a)(19)(A)(iv).[2]

Jana M. Cayne

Jana M. Cayne
Senior Counsel

[1] *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001) n. 44 ("Adopting Release") (rules and amendments to enhance the independence of independent directors of funds).

[2] *Cf.* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24082 (Oct. 14, 1999) at n.87 (proposing release) (briefly discusses ethics rules relating to payment for legal services by a non-client third party); Adopting Release at n. 40.

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MARTHA J. HAYS
DIRECT DIAL: 215-864-8601
HAYS@BALLARDSPAHR.COM

March 8, 2002

VIA FEDERAL EXPRESS

Douglas J. Scheidt, Esquire
Chief Counsel and Associate Director
Division of Investment Management
Stop 9-5
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Investment Company Act of 1940/Section 2(a)(19)(A)(iv)

Dear Mr. Scheidt:

We are writing on behalf of AIM Advisor Funds, AIM Equity Funds, AIM Floating Rate Fund, AIM Funds Group, AIM Growth Series, AIM Investment Funds, AIM International Funds, Inc., AIM Investment Securities Funds, AIM Series Trust, AIM Special Opportunities Funds, AIM Summit Fund, AIM Tax-Exempt Funds, AIM Variable Insurance Funds, Short-Term Investments Co., Short-Term Investments Trust, Tax-Free Investments Co. (each, an "AIM Fund" and, collectively, the "AIM Funds") and Carl Frischling, Esq. to request the assurance of the Division of Investment Management (the "Division") that, under the facts presented, it will not recommend to the Securities and Exchange Commission (the "Commission") that it take enforcement action against the AIM Funds under the Investment Company Act of 1940, as amended (the "1940 Act"), if the AIM Funds were to treat Mr. Frischling as a director/trustee who is not an "interested person" of the AIM Funds as that term is defined in Section 2(a)(19)(A)(iv) of the 1940 Act.

Facts

Each AIM Fund except for AIM Floating Rate Fund is an open-end management investment company registered under the 1940 Act. AIM Floating Rate Fund is a closed-end management investment company registered under the 1940 Act. A I M Advisors, Inc., a registered investment adviser ("AIM"), serves as investment adviser for each AIM Fund.

Carl Frischling has served as either a director or trustee (collectively, a "director") for each AIM Fund, except for AIM Floating Rate Fund, AIM Growth Series, AIM Investment

Funds and AIM Series Trust, since their inception in 1977 or since the commencement of operations for AIM Funds organized after 1977. Mr. Frischling has served as a trustee of each of AIM Floating Rate Fund, AIM Growth Series, AIM Investment Funds and AIM Series Trust since August 2001. Mr. Frischling is also a partner in the law firm of Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"). Mr. Frischling joined Kramer Levin's New York office in 1994.

For more than ten years, law firms of which Mr. Frischling and Susan J. Penry-Williams, Esq. were members have represented the independent directors of the AIM Funds. Since September 1994, Kramer Levin has served as legal counsel to the independent directors of the AIM Funds. Mr. Frischling and Ms. Penry-Williams, partners at Kramer Levin, are the primary attorneys responsible for the representation of the independent directors. Both Mr. Frischling and the independent directors of the AIM Funds anticipate that Kramer Levin will continue to represent the independent directors in the future.

Kramer Levin serves as legal counsel only to the independent directors. (Our firm serves as counsel to the AIM Funds and to AIM.) Neither Mr. Frischling nor Kramer Levin currently serves as legal counsel, nor have they at any time during the last two fiscal years of each AIM Fund provided legal services, to any of the AIM Funds, AIM, A I M Distributors, Inc. ("AIM Distributors") (the wholly owned subsidiary of AIM that acts as the distributor of shares of the AIM Funds) or any of their control persons. In addition, neither Mr. Frischling nor any law firm at which he was employed during the past ten years has provided legal services to the AIM Funds, AIM, AIM Distributors or any of their control persons during such ten-year period. There are no material business or professional relationships between either Mr. Frischling or Kramer Levin and the AIM Funds, AIM, AIM Distributors or any of their control persons. Pursuant to Rule 0-1(a)(6) under the 1940 Act, the independent directors of the AIM Funds have determined that Kramer Levin is "independent legal counsel" with respect to the independent directors.

The AIM Funds in the past have paid, and will continue to pay, Kramer Levin for the legal fees incurred in representing the independent directors.[1] Based primarily on this fact and out of an abundance of caution, the AIM Funds have treated Mr. Frischling as an interested director throughout his tenure. Until the Investment Company Institute's recent best practices report,[2] which explicitly stated that it was within best industry practices for an investment company to pay the legal fees of counsel to the independent directors of such company, there was no industry or regulatory authority on this practice.

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1 Although the AIM Funds pay Kramer Levin for legal fees provided to the independent directors of the AIM Funds, the hiring and firing of legal counsel to such directors is solely within the discretion of such directors.

2 See Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors – Enhancing a Culture of Independence and Effectiveness (June 24, 1999) (recommendation 6).

The Investment Company Institute's report, coupled with the Commission's continued focus on the role of independent directors and the difference between investment companies and their independent directors (as evidenced by recent rulemaking initiatives), has caused us to submit this no-action request to the Division. Based on the facts and representations set forth herein, we request that the Division concur in our view that Mr. Frischling is not an "interested person" of the AIM Funds as that term is defined in Section 2(a)(19)(A)(iv).

As Mr. Frischling is not an interested person of the adviser, distributor or their affiliates, we believe that he should be eligible to vote with other disinterested directors on investment advisory contracts and principal underwriting contracts. Until recently, Mr. Frischling has served on the Audit Committees of those AIM Funds for which he serves as a director or trustee. Mr. Frischling has voluntarily taken a temporary leave of absence from these Committees pending the determination of his status as an interested person. If Mr. Frischling is deemed not to be an interested person he will be eligible to serve on the Audit Committees of the AIM Funds. The AIM Funds believe that they would benefit from Mr. Frischling's experience if he were eligible to serve on these Committees. Furthermore, in order for an investment company to rely on certain provisions of Rule 12b-1 under the 1940 Act, such Rule requires that a majority of the directors of such investment company be persons who are not interested persons of the company and that those directors select and nominate other disinterested directors of the company. If Mr. Frischling is deemed not to be an interested person he will be eligible under Rule 12b-1 to participate in the selection and nomination of other disinterested directors of the AIM Funds. Finally, the AIM Funds believe that a favorable no-action response from the Division would enable Mr. Frischling to more fully participate in all aspects of the decision-making process of the Boards of Directors/Trustees of the AIM Funds.

We note that, subsequent to Mr. Frischling's leave of absence from the Audit Committees of the AIM Funds, the Committees on Directors/Trustees of the AIM Funds, which are comprised solely of directors/trustees who are not interested persons of the AIM Funds, made a determination, after full consideration of all facts, that Mr. Frischling is not an interested person of the AIM Funds. The Committees on Directors/Trustees asked us to submit this no-action letter to confirm Mr. Frischling's status as an independent director of the AIM Funds.

<u>Legal Analysis</u>

Section 2(a)(19)(A) of the 1940 Act defines "interested person" with respect to an investment company, as relevant here, to include:

> "(iv) any person or partner or employee of any person who at any time since the beginning of the last two completed fiscal years of such company has acted as legal counsel for such company."

Mr. Frischling does not fall within the express terms of this statutory provision. Neither he nor Kramer Levin serves nor have they at any time during the last two years served as legal counsel "for such company" (i.e., the investment company with regard to which interested person status is relevant); rather, Kramer Levin serves as legal counsel to the independent directors of such company. (Our firm serves as counsel to the AIM Funds.) Therefore, Mr. Frischling is neither a "person" nor a "partner or employee of any person" who has acted as legal counsel for the AIM Funds. In addition to the fact that Mr. Frischling is not an interested person based on the legal standard set forth in Section 2(a)(19)(A)(iv), as set forth above Mr. Frischling has acted and continues to act independently from the AIM Funds and their management.

We believe that the AIM Funds may properly treat Mr. Frischling as an independent director. We do not believe that he should be deemed to be an interested person solely because Kramer Levin serves as legal counsel to the independent directors. We also do not believe that the fact that the AIM Funds pay Kramer Levin's legal fees should have any effect on the analysis.

In the recently adopted 1940 Act rule amendments concerning the role of independent directors,[3] the Commission emphasized that the interests of an investment company, its shareholders and its independent directors are nearly always aligned.[4] Based on this position, the Commission concluded that a person could be an "independent legal counsel," as defined in Rule 0-1(a)(6) under the 1940 Act, to an investment company's independent directors regardless of the nature and amount of legal services he or she provides to the investment company itself. The Releases did not, however, address Section 2(a)(19) or the interested person analysis required thereunder. We believe that it is important that the Division clarify that a partner of a firm that acts as counsel for the independent directors may also serve on the board of a fund as an independent director. We can find no policy reason or Commission action that is contrary to this position.

As discussed above, Kramer Levin's service as legal counsel for the independent directors is a relationship that is not included in the express terms of Section 2(a)(19)(A)(iv). Although we agree with the Commission that the interests of an investment company and its independent directors are very frequently aligned, we do not believe that they are always aligned. The Commission itself has recognized that there are instances, such as litigation, where the interests of an investment company and its independent directors may not be aligned.[5] The Commission also has recognized the argument that the close association counsel to an

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3 See Role of Independent Directors of Investment Companies, Release Nos. IC-24816 (Jan. 2, 2001) (the "Adopting Release") and IC-24082 (Oct. 14, 1999) (the "Proposing Release").

4 See Adopting Release, supra note 3, at n.44, and Proposing Release, supra note 3, at n.94.

5 See Proposing Release, supra note 3, at n.94.

investment company generally has with such company's investment adviser may influence such counsel's representation of the independent directors.[6] As a factual matter, Mr. Frischling has a close association with the independent directors of the AIM Funds both by virtue of his serving as a director/trustee and by virtue of Kramer Levin's representation of the independent directors. Because neither he nor Kramer Levin currently represents or have in the past represented the AIM Funds or their management personnel, Mr. Frisching does not have a close association with the AIM Funds other than in his capacity as a director or trustee.

Further, based on the legislative history of Section 2(a)(19), we submit that Congress did not intend for the term "interested person" of an investment company to cover persons serving as legal counsel for such company's independent directors. A new paragraph (19), defining the new term "interested person," was added to Section 2(a) of the 1940 Act by the Investment Company Amendments Act of 1970 (the "1970 Amendments").[7] Section 2(a)(19) was intended to cover those persons who are affiliated persons of an investment company and other persons who may not be independent of the investment company's management. Indeed, the legislative history of the 1970 Amendments states that Section 2(a)(19) was intended to cover persons having "strong ties" to the managers of an investment company or "substantial business or professional relationships with the investment company or its adviser-underwriter. . . ."[8]

The Commission's Report on the Public Policy implications of Investment Company Growth (the "Report"),[9] which underlies the 1970 Amendments, recommended adding Section 2(a)(19) because certain "close relationships [with an investment company's investment adviser, principal underwriter or regular broker] derogate from directors' ability to represent effectively the interests of shareholders."[10] In the Report, the Commission argued that the existing definition of "affiliated person" in the 1940 Act was inadequate to protect investment company shareholders and recommended that a new definition of "independent person" be added to the 1940 Act to provide an "independent check on management and to provide a means for representation of shareholder interests in investment company affairs."[11] As stated in the Report, "if unaffiliated directors are to serve an important function in representing the interests of shareholders in investment company affairs, those directors should not be persons with economic

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6 See id.

7 P.L. 91-547, Sec. 2(a)(3), 84 Stat. 1413 (1970) (effective December 14, 1971).

8 S. Rep. No. 184, 91st Cong., 1st Sess. 32 (1969).

9 Securities and Exchange Commission, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. (1966).

10 Id at 334.

11 Id at 333.

or family relationships with management which are inconsistent with the independent role in investment company affairs that the [1940] Act contemplates they should play."[12]

With respect to persons serving as legal counsel (and their partners and employees), Congress implemented the Commission's recommendations in the Report in Section 2(a)(19) by classifying legal counsel to an investment company as interested persons in subparagraph (A)(iv) and by classifying legal counsel to the investment company's adviser or its principal underwriter as interested persons in subparagraph (B)(iv). Although there does not appear to be any relevant legislative history on this point, in order for Congress to classify legal counsel to an investment company as an interested person Congress must have concluded that the interests of the investment company may be adverse to its shareholders because the investment company could be controlled by management. The legislative history does not address specifically the status of counsel to the independent directors of an investment company under Section 2(a)(19).

We believe that the legislative history of Section 2(a)(19) clearly shows that Congress and the Commission were concerned about conflicts of interest between an investment company's shareholders and the management of such investment company. It is in this context that Section 2(a)(19)(A)(iv) was added to the 1940 Act. Although Congress apparently concluded that legal counsel for an investment company should be deemed to be an interested person because management may exercise control over the investment company, there is no reason to extend this analysis to legal counsel for the independent directors of an investment company where legal services are not also provided to such investment company, its adviser, its distributor or any of their control persons. At the time of the 1970 Amendments, both Congress and the Commission were undoubtedly aware that independent directors of investment companies had the ability to retain their own legal counsel. If Congress or the Commission wanted to include legal counsel to independent directors of investment companies as interested persons because they felt that such counsel were subject to conflicts of interest with the shareholders of such investment companies, they would have explicitly defined such counsel as interested persons in the 1970 Amendments.

In addition, as a practical matter, the independent directors must be independent from management and must represent only the interests of shareholders of the investment company; otherwise, they would not qualify as independent directors. If the independent directors are not interested persons, their legal counsel should not be interested persons either. Provided that there are no material business or professional relationships between legal counsel to the independent directors and management, such counsel will not be subject to the conflicts of interest that Section 2(a)(19) was designed to address.

Finally, we note that Congress has recognized that legal counsel to an investment company should not be deemed to be an interested person if such counsel does not have ties to

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[12] Id at 334.

the investment company's management that could impair its ability to act independently with respect to the investment company. In the House Report that accompanied the 1970 Amendments, the committee recognized that, although all legal counsel for investment companies would be defined as interested persons, under Section 6(c) of the 1940 Act the Commission "could exempt any such person upon an appropriate showing that he, in fact, is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company's investment adviser or principal underwriter."[13] In our view, legal counsel who serves the independent directors of an investment company, but does not represent the investment company or its adviser, its distributor or any of their control persons, does not have ties to the management of the investment company that could impair his ability to act independently with respect to such company or its independent directors.

No-Action Request

Accordingly, on behalf of the AIM Funds, we respectfully request that the Division assure the AIM Funds that, under the facts presented, it will not recommend that the Commission take enforcement action against the AIM Funds under the 1940 Act if the AIM Funds were to treat Mr. Frischling as a director/trustee who is not an "interested person" of the AIM Funds as that term is defined in Section 2(a)(19)(A)(iv) of the 1940 Act.

Thank you for your prompt attention to this matter. If you have any questions regarding this request, please contact the undersigned at 215-864-8601.

Very truly yours,

Martha J. Hays

Martha J. Hays

13 H.R. Rep. No. 1382, 91st Cong., 2d Sess. 15 (1970).